Third Quarter 2002
Shareholders' Report
Nine Months Ended September 30, 2002
Sun Life Financial Services of Canada Inc.
www.sunlife.com

Q | 3


Sun
Life Financial

To Our Shareholders

Dear Shareholder,

I am pleased to report that shareholders' net income for the third quarter of 2002 was $361 million or 58 cents per share, an increase of 14 per cent from the 51 cents per share earned in the same period a year ago. Sun Life Financial's diversified business model proved resilient in the face of the worst quarterly equity market performance in 15 years. Despite this challenging operating environment, earnings per share were up thanks to strong performances from our protection businesses and growing contributions from our recent acquisitions. Robust performance despite difficult business conditions is the hallmark of solid execution and a strategically diverse franchise.

Our acquisition of Clarica remains very much on track and has consistently met its interim financial performance targets. In the third quarter, Clarica added three cents to earnings per share.

Please note the Company will be changing its stock ticker symbol with the Toronto, New York and Philippine stock exchanges to "SLF" to align our ticker symbol with our brand. The change will be effective November 14, 2002.

Earlier this month, Sun Life Financial was pleased to earn recognition as one of Canada's Top 100 Employers from a pool of more than 47,000 companies. Our ability to attract and retain top talent is an integral part of our strategy to build shareholder value.

I look forward to reporting to you on our fourth quarter and full-year performance.

Sincerely,

Donald A. Stewart

Donald A. Stewart
Chairman & Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002

Sun Life Financial Services of Canada Inc. (Sun Life Financial) reported shareholders' net income for the third quarter of 2002 of $361 million, or 58 cents per share, an increase of 14 per cent from the 51 cents per share earned in the third quarter a year ago. Operating earnings of $350 million in the third quarter 2002 were up $57 million from the operating earnings of $293 million in the second quarter of 2002.

FINANCIAL SUMMARY

	QUARTERLY RESULTS			NINE MONTH RESULTS	
UNAUDITED	3Q'02	2Q'02	3Q'01	2002	2001
Shareholders' Net Income ($ millions)	361	71	215	688	629
Operating Earnings ($ millions)[1]	350	293	215	899	629
Operating Earnings Per Share ($)[1]	0.57	0.59	0.51	1.74	1.49
Revenues ($ millions)	6,202	5,931	3,526	17,546	11,804
Return on Equity (%)	10.1	2.8	12.5	8.5	12.5
Return on Tangible Equity (%)[1]	14.1	15.7	12.8	15.3	12.8
Average Shares Outstanding (millions)	618.2	499.2	420.7	517.1	420.9
S&P 500 Index daily average	895	1,070	1,154	1,031	1,222

[1] 2Q'02 figures exclude special items of $222 million including a restructuring charge of $217 million related to the closing of the acquisition of Clarica. 3Q'02 figures exclude special items totalling $11 million including the $173 million gain on sale of Spectrum and a charge of $150 million to the discontinued reinsurance line.

The Company's protection businesses produced steady, consistent growth with an increase of $167 million in quarterly income from protection and non-equity-sensitive wealth management businesses on a year-over-year basis. Acquisitions, net of divestitures, contributed $124 million to this increase. Over the same time period, there was a decline of $32 million in the contribution made by the equity-sensitive segment of the Company's wealth management business. The diminished earnings contribution from the equity-sensitive segment resulted from the significant decrease in equity market valuations between the third quarter of 2001 and the third quarter of 2002.

The severity of the market decline is evidenced by the S&P 500 Index where the daily average fell to 895 for the third quarter of 2002. This represented a year-over-year decline of 22 per cent relative to the 1,154 which the S&P 500 Index averaged in the third quarter a year ago. Even relative to the already depressed levels of this year's second quarter the decline was 16 per cent.

Third quarter 2002 results include a favourable net impact of $11 million resulting from four special items:

(i)   a $173 million gain on the sale of Spectrum Investment Management Limited (Spectrum) to C.I. Fund Management Inc. (CI);
(ii) a $150 million, non-Unicover related, charge in the reinsurance business line which was discontinued in 1999;
(iii) a favourable tax settlement in the U.S. of $56 million primarily related to closed audit years; and
(iv) a $68 million increment to loan loss provisions in U.S. Operations in excess of the usual run-rate.

Sales for Individual Life & Health and Group Life & Health totalled $272 million for the third quarter, and were 49 per cent higher than in 2001. Net of Clarica Life Insurance Company's (Clarica) contribution of $54 million in the third quarter of 2002, life and health sales increased by 20 per cent. This growth reflects a strong performance in the U.S., led by COLI and BOLI and other individual life sales. Annuity sales in the U.S. also benefited from both the expanded annuity product line and enhanced access to the bank distribution channel gained as part of the acquisition of the Keyport Life Insurance Company (Keyport).

The integration of the Keyport operations with Sun Life Financial's operations is virtually complete with pre-tax savings year-to-date of $33 million, or on an annualized basis, exceeding the planned cost savings for 2002, which had been targeted to be in the range of $30 to $35 million. After just four months, the integration process for the Clarica combination is well ahead of plan. As of September, monthly expense savings from the Clarica integration were $11 million which represent, on an annualized basis, approximately half of the expense savings targeted for 2004.

Operating return on tangible equity was 14.1 per cent for the quarter. Tangible equity is shareholders' equity less the portion of goodwill backed by equity capital.

Sun Life Financial's diversified business model proved resilient in the face of the worst quarterly equity market performance in 15 years. Despite this challenging operating environment, earnings per share were up 14 per cent from a year ago thanks to strong performances from the Company's protection businesses and growing contributions from recent acquisitions.

The Keyport acquisition made an impressive contribution to the quarter's results contributing 3 cents accretion to EPS. In addition, the Company is already beginning to garner tangible returns from our recent combination with Clarica. Clarica added 3 cents to EPS in the third quarter, achieving its interim financial performance targets.

The Company's commitment to risk management and its willingness to take decisive actions to implement a disciplined strategy made a critical contribution to sustaining stable and predictable earnings in the difficult capital market environment which characterized the third quarter. By carefully monitoring earnings-at-risk, the Company's hedging strategy has significantly mitigated the potential for volatile markets to adversely affect earnings.

Financial Review

ASSETS UNDER MANAGEMENT

At September 30, 2002, assets under management were $346.9 billion, a decrease of $21.7 billion or 6 per cent relative to the $368.6 billion at June 30, 2002. The decrease in assets under management during the quarter was the result of:

(i) market value declines of $26.2 billion in mutual, managed and segregated funds; and
(ii) the sale of Spectrum and Clarica Diversico Ltd. (Diversico) which held assets of $9.7 billion at the end of June 30, 2002; offset by
(iii) favourable changes due to currency fluctuations of $12.9 billion, reflecting the weakening of the Canadian dollar against the U.S. dollar.

On a year-over-year basis assets under management increased by $47.7 billion or 16 per cent relative to the $299.2 billion at September 30, 2001. The increase year-over-year was primarily the result of:

(i)   an increase of $47.4 billion from the Clarica transaction;
(ii) an increase of $29.6 billion from the Keyport acquisition; and
(iii) net sales of mutual, managed and segregated funds, of $11.2 billion; offset by
(iv) market value declines of $31.2 billion; and
(v)   the impact of the divestitures of Sun Bank plc and SLC Asset Management Limited in the fourth quarter of 2001, and of Spectrum in the third quarter of 2002. The combined assets under management for these three companies were $14.4 billion at September 30, 2001.

REVENUE

Total revenue in the third quarter was $6.2 billion, an increase of $2.7 billion, or 76 per cent, compared to the $3.5 billion recorded in the quarter ending September 30, 2001. Revenues in the third quarter of 2002 included $1.1 billion from Keyport and $1.6 billion from Clarica. Revenues year-to-date of $17.5 billion were up $5.7 billion from a year ago and, in 2002, included Keyport revenues of $3.9 billion and Clarica revenues of $2.1 billion.

Annuity premiums increased by $1.2 billion in the third quarter of 2002 relative to the third quarter of 2001. Annuity premiums in the third quarter of 2002 included Keyport premiums of $906 million and Clarica premiums of $389 million which offset lower premiums from U.S. investment products and declines in other U.S. annuity operations. Life and health insurance premiums increased by $953 million in the third quarter of 2002 over the third quarter in 2001, including $747 million from Clarica, higher life premiums from other Sun Life Financial operations, primarily in Asia and U.S. Operations, and an increase in Group Health premiums in U.S. Operations.

Investment income increased by $542 million in the third quarter of 2002 compared to the third quarter of 2001. Investment income in the third quarter of 2002 included $173 million from the gain on the sale of Spectrum, $128 million from Keyport and $380 million from Clarica. These increases were partially offset by the reduction in investment income due to the sales of the U.K. companies in the fourth quarter of 2001 and higher asset provisions.

The addition of $84 million in fee income from Keyport and Clarica in the third quarter of 2002 served to offset declines in other areas resulting from decreases in the equity market valuations.

SPECIAL ITEMS

Shareholders' net income in the third quarter included several special items, which had a favourable net impact of $11 million. The special items included a $173 million, after-tax, gain related to the disposition of Spectrum and Diversico in exchange for a 30 per cent interest in CI and tax settlements of $56 million in the U.S. related to closed audit years. The favourable special items reported in the quarter were partially offset by a non-Unicover related charge of $150 million in the discontinued reinsurance line and higher than usual loan loss provisions of $68 million in the U.S. Operations. Charges to the discontinued reinsurance line included the strengthening of actuarial liabilities for the reinsurance of Guaranteed Minimum Income Benefits (GMIB) and the Group Personal Accident business as well as a loss on the recapture of individual disability business. The discontinued reinsurance line was closed to new business in 1999.

Net income excluding special items, or operating earnings, is a non-GAAP measure and does not have any standardized meaning under GAAP. Operating earnings are presented to facilitate the comparison of quarterly and year-to-date earnings and may not be comparable to similar measures presented by other issuers.

Q3 2002 SPECIAL ITEMS – (after tax)

	($ millions)	Cents per share
Earnings Before Stock Options	368	59
Stock Options	(7)	(1)
Reported Shareholder Earnings	361	58
Special Items		
Gain on Sale of Spectrum	173	28
Discontinued Business Charge	(150)	(25)
Additional U.S. Loan Loss Provisions	(68)	(11)
U.S. Tax Settlements	56	9
Total Special Items	11	1
Operating Earnings	350	57

EARNINGS

Earnings attributable to shareholders, excluding special items, for the third quarter were $350 million, up $135 million, or 63 per cent from $215 million in the third quarter of 2001. In accordance with new accounting standards, earnings are no longer reduced for the amortization of goodwill in 2002. The goodwill amortization included in third quarter 2001 earnings was $5 million. Third quarter earnings of 2002 included a charge of $7 million related to the cost of stock options. Total earnings, which include shareholder earnings and earnings attributable to policyholders, were $363 million, an increase of $149 million, or 70 per cent, as compared to the $214 million earned in the third quarter of 2001.

Year-to-date shareholder operating earnings of $899 million were up $270 million or 43 per cent from the $629 million earned in the first nine months of 2001. Year-to-date earnings for 2002 included Keyport earnings of $88 million net of financing costs. Earnings for Clarica for the four months ended September 30, 2002 were $142 million. Year-to-date earnings at September 30, 2001 included $14 million in amortization of goodwill.

The effective tax rate for the quarter is lower than normal due to one-time tax settlements and the favourable tax treatment of the capital gain arising from the sale of Spectrum. Excluding these events, the effective tax rate would have been approximately 28 per cent, which is consistent with the expected effective tax rate.

CASH FLOWS

Net cash outflows in the third quarter of 2002 were $218 million, compared to inflows of $503 million in the third quarter of 2001. At September 30, 2002, cash, cash equivalents and short-term investments were $8.2 billion compared to $4.5 billion a year earlier and $7.0 billion at June 30, 2002. Compared to the third quarter of 2001, the increase of $1.5 billion in net cash provided by operating activities and the increase of $2.3 billion in net cash provided by investing activities in the third quarter of 2002 resulted primarily from the acquisitions of Clarica and Keyport. Year-to-date net cash flows were $2.4 billion compared to $558 million in 2001. The increase was primarily the result of the acquisitions of Clarica and Keyport and the financing activities related to the issue of $800 million of subordinated debentures and the issue of $200 million of Sun Life ExchangEable Capital Securities – Series B in the second quarter of 2002.

BALANCE SHEET CHANGES

Total general fund assets of $122.7 billion at September 30, 2002 were $4.8 billion higher than the June 30, 2002 balance of $117.9 billion. The increase was largely due to the weakening of the Canadian dollar against the U.S. currency. This fluctuation in currency rates increased September 30, 2002 assets by $3.6 billion compared to June 30, 2002 levels.

Total general fund assets of $122.7 billion at the end of the third quarter 2002 were up $64.8 billion from the levels at the end of the third quarter of 2001 due to the acquisition of Clarica in May 2002, which contributed $37.6 billion to September 2002 general fund asset levels, the acquisition of Keyport in October 2001, which added $25.7 billion, and organic growth in general fund assets. These increases were partially offset by a reduction in assets due to the sale of Sun Bank plc and SLC Asset Management Limited during the fourth quarter of 2001, which contributed $2.9 billion to 2001 general fund asset balances.

SHAREHOLDERS' EQUITY

Shareholders' equity was $14.6 billion at September 30, 2002, an increase of $671 million from June 30, 2002. Third quarter shareholders' net income, before stock option costs, contributed $368 million, which was offset by dividend payments of $86 million in the quarter. Shareholders' equity was further increased by $389 million of currency adjustments primarily due to a weakened Canadian dollar relative to the U.S. dollar.

Return on tangible equity (ROTE) for the third quarter of 2002 was 14.1 per cent, compared to a return of 15.7 per cent in the second quarter of 2002. The decline in ROTE for the quarter was due to the increase in the weighted-average tangible equity for the quarter. This increase in average tangible equity is attributable to the Clarica transaction.

Return on equity (ROE) for the third quarter of 2002 was 10.1 per cent, compared to a return of 2.8 per cent in the second quarter of 2002 and a return of 12.5 per cent in the third quarter of 2001. Reported ROE in the second quarter had been significantly lowered by the impact on earnings of one-time restructuring costs. ROE for the third quarter of 2002 declined relative to the third quarter of 2001 as a result of the increase in equity due to the goodwill and intangibles arising from the Clarica transaction. Shareholders' equity and ROE for the third quarter of 2001 have been restated due to a reduction to equity of $206 million related to the adoption of new Canadian actuarial standards in the fourth quarter of 2001.

Performance By Operating Unit

CANADIAN OPERATIONS

| | QUARTERLY RESULTS | | | | | NINE MONTH RESULTS | |
	3Q'02	2Q'02	1Q'02	4Q'01	3Q'01	2002	2001
Revenues ($ millions)	2,059	1,323	982	997	896	4,364	2,858
Net Income ($ millions)	173	94	61	57	51	328	155
ROE (%)	10.1	12.3	20.0	18.6	16.5	11.8	15.8
Return on Tangible Equity (%)	17.0	18.5	20.8	19.4	17.2	18.0	16.4

In the third quarter of 2002, Canadian Operations earned $173 million, an increase of $122 million, or 239 per cent, over the $51 million earned in the third quarter of 2001. Clarica operations contributed $92 million to results for the quarter.

Year-to-date earnings in 2002 were $328 million, an increase of $173 million compared to the $155 million earned in the same period in 2001. Earnings from existing, pre-Clarica, Sun Life Financial operations in Canada increased $49 million, or 32 per cent. This increase resulted from favourable mortality and morbidity in the Group Benefits business, which contributed $19 million to earnings, as well as an increase in Investment Portfolio & Other of $18 million, primarily related to $12 million of interest on a tax refund.

ROE for the third quarter of 2002 declined to 10.1 per cent primarily due to the addition of $4.5 billion of goodwill and other intangibles related to the acquisition of Clarica. Return on tangible equity was 17.0 per cent for the quarter.

NET INCOME/(LOSS)

($ millions)	QUARTERLY RESULTS					NINE MONTH RESULTS	
	3Q'02	2Q'02	1Q'02	4Q'01	3Q'01	2002	2001
Retail Insurance	49	23	11	14	7	83	25
Group Benefits	44	29	23	23	23	96	58
Reinsurance	18	7	–	–	–	25	–
Group Retirement Services	18	13	8	6	9	39	32
Retail & Other Wealth Management	27	21	11	20	9	59	25
Investment Portfolio & Other	17	1	8	(6)	3	26	15
Total	173	94	61	57	51	328	155

- Retail Insurance reported earnings of $49 million for the current quarter, an increase of $42 million from the third quarter of 2001, and an increase of $26 million over the second quarter of 2002. Clarica's contribution to Retail Insurance was $38 million for the quarter, and $54 million on a year-to-date basis. Without Clarica's contribution to the quarter, earnings would have increased by $4 million for Retail Insurance, or 57 per cent, from the same quarter a year ago, primarily due to expense reductions.
- Group Benefits earnings of $44 million were $21 million higher than the third quarter of 2001, driven by favourable mortality and morbidity experience. Clarica's contribution to Group Benefits was $15 million for the quarter and $19 million year-to-date. Without Clarica's contribution in the quarter, earnings would have been increased by $6 million, or 26 per cent relative to the third quarter in 2001 due to improvements in morbidity.
- Group Retirement Services earned $18 million in the third quarter of 2002, an increase of $9 million over the third quarter of 2001 and $5 million higher than second quarter 2002. Earnings on fee-based business were strong because of client-specific pricing initiatives. Clarica contributed $8 million to the Group Retirement Services line in the third quarter of 2002, and $11 million on a year-to-date basis. Without Clarica's contribution to the quarter, earnings would have increased by $1 million, or 11 per cent, relative to the same quarter a year ago.
- Retail & Other Wealth Management earned $27 million in the third quarter of 2002, compared to $9 million in the third quarter of 2001, an increase of $18 million. Clarica operations contributed $12 million in the quarter. The sale of Sun Life Financial's mutual fund subsidiaries, Spectrum and Diversico, to CI in exchange for 30 per cent equity ownership was completed in the quarter. Earnings for the quarter include $8 million from CI for the two-month period following the close of the transaction.
- Investment Portfolio & Other earned $17 million in the third quarter of 2002, compared to $3 million in the same period last year. The increase was primarily driven by $12 million of interest income on a tax refund.

UNITED STATES ANNUITY AND INSURANCE OPERATIONS

	QUARTERLY RESULTS					NINE MONTH RESULTS	
	3Q'02	2Q'02	1Q'02	4Q'01	3Q'01	2002	2001
Revenues ($ millions)	2,983	3,370	3,314	2,507	1,528	9,667	5,304
Net Income ($ millions)	101	75	98	90	55	274	132
ROE (%)	7.4	6.1	8.7	10.6	15.1	7.2	12.8
Return on Tangible Equity (%)	10.2	8.7	12.9	14.9	15.1	10.2	12.8

U.S. Annuity and Insurance Operations earned $101 million in the third quarter of 2002, compared to $55 million in the third quarter of 2001, an increase of $46 million, or 84 per cent. The recognition, after tax, of $234 million of intrinsic value of a hedge offset the actuarial liability increases in the variable annuity business required because of the downward movement in the equity market. Keyport earnings, before related financing charges, contributed $48 million of the increase. Higher than normal net loan loss provisions of $68 million were recorded during the quarter and were partially offset by a tax settlement of $56 million related to closed audit years. Individual Life contributed $7 million of the earnings increase, which offset lower earnings in Group Life & Health and Investment Portfolio & Other.

Earnings of $274 million for the first nine months of 2002 were up $142 million from earnings of $132 million for the comparable period a year ago. A contribution of $164 million from Keyport in 2002 and improved earnings in Individual Life and Group Life & Health were offset by losses in the Investment Portfolio & Other line of business related to bond portfolio provisions.

7

NET INCOME/(LOSS)

($ millions)	3Q'02	2Q'02	1Q'02	4Q'01	3Q'01	2002	2001
		QUARTERLY RESULTS				NINE MONTH RESULTS	
Retirement Products & Services [1]	69	80	63	35	15	212	29
Individual Life	40	26	32	25	33	98	81
Group Life & Health	7	12	12	14	11	31	27
Investment Portfolio & Other [1]	(15)	(43)	(9)	16	(4)	(67)	(5)
Total	101	75	98	90	55	274	132

[1] The allocation, between Retirement Products & Services and Investment Portfolio & Other, of the impact on earnings of the S&P 500 hedge position and net loan loss provisions was changed in the third quarter of 2002 for the U.S. Annuity and Insurance Operations. Prior to the third quarter of 2002, the change in intrinsic value of the hedge, the amortization of the cost of the hedge and net loan loss provisions in excess of expected asset provisions were reflected in the Investment Portfolio & Other line. The hedge amounts are now recorded in Retirement Products & Services. Loan loss provisions are now recorded in the lines of business where the assets are held. Results for prior quarters have not been restated.

- Retirement Products and Services reported earnings of $69 million, an increase of $54 million compared to the $15 million earned in the third quarter of 2001. Keyport's earnings of $48 million contributed to the improved earnings, helping to offset lower fee-based revenues from the variable annuity business resulting from declining U.S. equity markets. Further market impact was mitigated due to the Company's hedging strategy.
- Individual Life earned $40 million, or $31 million excluding the Clarica U.S. Inc. contribution of $9 million. These earnings of $31 million were $2 million or 6 per cent less than the $33 million earned in the third quarter of 2001. The decrease resulted from adverse mortality experience.
- Group Life & Health earned $7 million, $4 million less than the third quarter of 2001 and $5 million less than the second quarter of 2002. Increased Group Life claims contributed to the lower earnings.
- Investment Portfolio & Other losses of $15 million represented an $11 million dollar decline relative to the loss of $4 million in the third quarter of 2001 and a $28 million improvement relative to the loss of $43 million in the second quarter of 2002. The increased losses in the third quarter of 2002 compared to 2001 were primarily attributable to lower investment income on surplus in the third quarter of 2002 relative to the third quarter of 2001. The improvement in third quarter earnings over second quarter earnings is primarily due to the higher than normal net loan loss provisions of $45 million arising from the telecommunications bond portfolio in the second quarter of 2002.

MFS INVESTMENT MANAGEMENT

	3Q'02	2Q'02	1Q'02	4Q'01	3Q'01	2002	2001
		QUARTERLY RESULTS				NINE MONTH RESULTS	
Revenues ($ millions)	457	538	543	542	541	1,538	1,731
Net Income ($ millions)	39	58	47	50	58	144	181
ROE (%)	43.0	59.4	44.3	47.0	60.4	49.0	70.3
Average Net Assets ($ billions)	176	204	216	210	207	198	216

MFS Investment Management contributed $39 million to Sun Life Financial's net income in the third quarter of 2002, a decline of $19 million, or 33 per cent, relative to the $58 million contributed in the third quarter of 2001. The primary cause of this decline in earnings was the significant decline in global equity markets. The S&P 500 Index averaged 1,154 in the third quarter of 2001, but 895 for the third quarter of 2002, a decline of 22 per cent. Equity market valuations have a direct impact on assets under management and therefore MFS revenues. Average net assets (ANA) were $176 billion in the third quarter of 2002, a decline of $31 billion, or 15 per cent relative to ANA of $207 billion in the third quarter of 2001. Year-to-date ANA declined $18 billion from $216 billion to a $198 billion average for the nine-month period.

MFS' contribution to Sun Life Financial's net income declined by $19 million, or 33 per cent compared to second quarter of 2002, when contributed earnings were also $58 million.

MFS earnings for the nine months ended September 30, 2002 were $144 million compared to $181 million a year ago. The $37 million decline was primarily driven by lower asset based fee revenues.

($ billions)	3Q'02	2Q'02	1Q'02	4Q'01	3Q'01	2002	2001
		QUARTERLY RESULTS				NINE MONTH RESULTS	
Assets Under Management	171	187	221	220	194	171	194
Net New Sales	(2.6)	1.7	4.6	2.3	3.9	3.7	24.1
Market/Currency Movement	(13.5)	(35.8)	(3.2)	23.8	(31.7)	(52.5)	(52.9)

- Assets under management ended the quarter at $171 (US$108) billion for a decline of $16 billion during the quarter. The magnitude of the decline was mitigated by a favourable currency impact.
- MFS net sales were US$2.3 billion, year-to-date. These net sales partially offset market depreciation of US$32.3 billion. Net redemptions for the third quarter were US$1.7 billion. Positive net flows in institutional products, managed accounts and offshore products partially offset weakness in domestic retail mutual funds and annuities.
- MFS has 18 funds with overall Morningstar ratings of 4 or 5 stars. These funds represent 45 per cent of domestic retail mutual fund assets at September 30, 2002.
- Based on Lipper data, 75 per cent of MFS' equity funds and 93 per cent of its fixed income funds were in the top two quartiles for three-year performance through September 30, 2002.
- MFS ranked #10 among U.S. retail mutual fund companies with US$61 billion in long-term mutual fund assets under management as of September 30, 2002.
- MFS returned to the top spot in Overall Operations Support with a #1 ranking in Dalbar's most recent annual evaluation of servicing within the mutual fund industry. MFS also placed 2nd in Overall Marketing Support.

UNITED KINGDOM OPERATIONS

| | QUARTERLY RESULTS | | | | | NINE MONTH RESULTS | |
	3Q'02	2Q'02	1Q'02	4Q'01	3Q'01	2002	2001
Net Income ($ millions)	34	66	42	54	37	142	126
ROE (%)	14.8	32.7	20.1	19.9	12.2	23.0	14.5

Earnings for the U.K. Operations were $34 million in the third quarter of 2002, a decrease of $3 million relative to earnings of $37 million in the third quarter of 2001. Results for 2001's third quarter included $8 million of earnings from Sun Bank plc and SLC Asset Management Limited, which were sold in late 2001. Adjusted for the lost earnings from these businesses, the U.K. Operations' net income increased $5 million, or 17 per cent in 2002's third quarter. The increase in U.K. earnings was due to lower operating expenses. A positive impact from the re-evaluation of a future tax balance was offset by earnings reductions arising from the decline in equity markets and higher than usual death claims.

Relative to the second quarter of 2002, earnings for the third quarter of 2002 decreased by $32 million. The third quarter 2002 results suffered from the impact of declines in the equity markets on the unit-linked life business and the higher than usual death claims.

U.K. Operations year-to-date 2002 earnings were $142 million, an increase of $16 million over year-to-date earnings in 2001. The year-to-date results for 2001 included $26 million of earnings from Sun Bank plc and SLC Asset Management Limited. Adjusted for the lost earnings from these businesses, the U.K. Operations' net income increased $42 million. The earnings improvement reflects the impact of exiting the direct sales force business in 2001, which eliminated new business acquisition costs and lowered operating expenses, as well as lower costs associated with the U.K. restructuring initiative. Year-to-date earnings were adversely impacted by declines in the equity market and higher than usual third quarter death claims.

ASIAN OPERATIONS

| | QUARTERLY RESULTS | | | | | NINE MONTH RESULTS | |
	3Q'02	2Q'02	1Q'02	4Q'01	3Q'01	2002	2001
Revenues ($ millions)	161	185	123	148	107	469	316
Philippine Operations	12	9	9	18	4	30	22
Other Asian Operations	(6)	(5)	(7)	(19)	(1)	(18)	(1)
Net Income/(Loss) ($ millions)	6	4	2	(1)	3	12	21
ROE (%)	4.9	3.3	1.6	N/A	2.5	3.2	6.1
Return on Tangible Equity (%)	5.1	3.5	1.7	N/A	2.6	3.3	6.4

Earnings for Asia for the third quarter of 2002 were $6 million, an increase of $3 million compared to earnings of $3 million the year before.

- Philippine earnings in the third quarter of 2002 were $8 million higher than in the third quarter of 2001 primarily due to the impact of expense improvements.
- Sales doubled in Hong Kong compared to last year, with the launch of new products in the first quarter and enhanced distribution capabilities through a bancassurance partnership with the CITIC Ka Wah Bank.
- Sales in the joint venture life insurance operation in India, now in its second year of operation, increased considerably to $6 million for the third quarter of 2002, from $1 million last year. The joint venture in China commenced operations early in the second quarter.

September 2002 year-to-date earnings for Asia declined by $9 million compared to the earnings for the same period in 2001. This decline was primarily due to the continuing investments to grow the Sun Life Financial operations in Hong Kong, India and China, as well as new business strain on higher sales in Hong Kong.

CORPORATE CAPITAL

Corporate Capital refers to investment income, expenses, capital and other items not allocated to Sun Life Financial's other operating units.

	QUARTERLY RESULTS					NINE MONTH RESULTS	
	3Q'02	2Q'02	1Q'02	4Q'01	3Q'01	2002	2001
Net Income/(Loss) ($ millions)	158	(226)	6	3	11	(62)	14
ROE (%)	N/A	N/A	26.4	1.0	2.1	N/A	0.9

Corporate Capital reported earnings of $158 million in the third quarter of 2002 compared to earnings of $11 million in the comparable period a year earlier. The reported earnings included an after-tax non-recurring gain of $173 million related to the sale of Spectrum to CI and a write-down of $9 million related to the decline in fair market value of a land lease. Adjusting for the impact of the net non-recurring gain Corporate Capital incurred a net loss of $6 million compared to earnings of $11 million in the third quarter of 2001. The reduction of $17 million was primarily due to increased financing costs associated with the Keyport acquisition which closed in the fourth quarter of 2001 and an expense of $7 million related to the cost of stock options recognized in earnings in the third quarter of 2002.

Corporate Capital year-to-date 2002 had losses of $62 million compared to the $14 million earned year-to-date 2001. In addition to the net $164 million non-recurring gain in the third quarter of 2002, the year-to-date 2002 earnings include $217 million of after-tax restructuring charges arising from the acquisition of Clarica. Adjusting for the non-recurring gain and the restructuring charges, Corporate Capital incurred a loss of $9 million. The $23 million decrease from the $14 million earned year-to-date 2001 was primarily due to the cost recognized for stock options, reduced investment income reflecting a reduction in average capital, and reduced operating expenses.

Recent Events

- On July 25, 2002, Sun Life Financial completed its acquisition of a 30 per cent interest in C.I. Fund Management Inc., in exchange for its subsidiary companies, Spectrum Investment Management Limited and Clarica Diversico Ltd. Sun Life Financial now owns approximately 31 per cent of CI.
- On October 8, 2002 the decision with respect to an arbitration in the United States with Cragwood Managers, LLC and members of the Unicover reinsurance pool was issued. The financial implications of the decision are consistent with the Company's current provisions.
- Sun Life Financial and IBM Canada Ltd. signed a contract for IBM to manage a portion of Sun Life Financial's information technology infrastructure for a seven year period.
- On October 7, 2002, Sun Life Financial participated in the Canada Export Awards in Vancouver, B.C.. Sun Life Financial sponsored the Challenging Markets Achievement Award, which was awarded to NSI Global Inc., for its significant contributions to Canada's economic growth and its ability to succeed in global markets.
- On October 22, 2002, Sun Life Financial was named as one of Canada's Top 100 Employers for its industry leadership in attracting and retaining quality employees.
- On October 22, 2002, Sun Life Financial announced that Clarica had signed a definitive agreement for the sale of Clarica U.S., Inc. (Clarica U.S.) to Midland National Life Insurance Company for US$286 million in cash, including repayment of approximately US$48 million of existing Clarica U.S. debt.

Other Matters

REVIEW OF RISK FACTORS

The Company has an active risk management program, which includes monthly reporting to senior management to review changes in the Company's risk profile, and actions taken to identify, mitigate and manage risk. The Risk Review Committee of the Board meets four times a year to oversee the risk management activities. Although the risks to which the Company is exposed have not changed significantly from those identified in the 2001 Management's Discussion and Analysis, and programs remain in place to manage those risks, the significance of various risks has increased as a result of general economic and market conditions and the acquisition and integration of Clarica.

OUTLOOK

Certain aspects of the Company's wealth management businesses are exposed to fluctuations in equity markets. To date, the Company's strategies to mitigate potential equity market declines have succeeded in maintaining consistent financial results. Further significant market declines could, however, have an adverse impact on future earnings.

The Company, as part of its general fund assets, holds $70.9 billion in bonds of which 96 per cent are investment grade. In the third quarter of 2002, the Company took pre-tax provisions of $128 million to reflect potential impairments in its bond holdings. Given the high percentage of investment grade holdings and the provisions taken to date, the Company is well positioned overall; however, it is not immune from adverse credit events. The Company continues to monitor the adequacy of its provisions on an ongoing basis.

On May 29, 2002, Sun Life Financial completed the acquisition of Clarica. The addition of Clarica will increase the percentage of earnings from the protection business lines, which are less exposed to changes in equity markets.

On October 22, 2002 Sun Life Financial announced that Clarica had signed a definitive agreement for the sale of Clarica U.S. to Midland National Life Insurance Company for $452 (US$286) million in cash, including repayment of approximately $76 (US$48) million of existing Clarica U.S. debt. As a result of this transaction, Sun Life Financial expects to take an approximate charge to earnings of $45 (US$30) million in the fourth quarter of 2002. Clarica U.S. reported earnings of $23 (US$15) million in 2001.

CHANGES IN ACCOUNTING POLICY

In the second quarter of 2002, the Company changed its accounting policy for stock options from the intrinsic value method to the fair value method effective January 1, 2002 on a prospective basis. Since the consolidated financial statements of the first quarter of 2002 were not materially impacted by this change in accounting policy, they will not be restated.

Forward-looking Statements

This document contains forward-looking statements with respect to the Company, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

Consolidated Statements of Operations

	September 30 2002	September 30 2001	September 30 2002	September 30 2001
	\(unaudited, in millions of Canadian dollars, except for per share amounts\)			
	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED	
REVENUE				
Premium income:				
Annuities	$ 1,857	$ 657	$ 6,238	$ 2,861
Life insurance	1,604	867	3,765	2,731
Health insurance	565	349	1,413	1,043
	4,026	1,873	11,416	6,635
Net investment income	1,433	891	3,743	2,757
Fee income	743	762	2,387	2,412
	6,202	3,526	17,546	11,804
POLICY BENEFITS AND EXPENSES				
Payments to policyholders, beneficiaries and depositors:				
Maturities and surrenders	1,450	519	4,208	1,505
Annuity payments	433	233	1,036	701
Death and disability benefits	686	289	1,457	875
Health benefits	385	266	1,013	804
Policyholder dividends and interest on claims and deposits	316	248	753	761
	3,270	1,555	8,467	4,646
Net transfers to segregated funds	276	547	1,103	2,040
Increase in actuarial liabilities	805	162	3,021	1,079
Commissions	493	354	1,429	1,138
Restructuring and other related charges *(Note 4)*	–	–	315	–
Operating expenses	682	536	1,910	1,807
Premium taxes	47	25	104	80
Interest expense	60	42	137	127
	5,633	3,221	16,486	10,917
OPERATING INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTERESTS	569	305	1,060	887
Income taxes	33	77	158	214
Non-controlling interests in net income of subsidiaries	23	14	63	47
NET INCOME FROM CONTINUING OPERATIONS	513	214	839	626
Loss from discontinued operations, net of income taxes *(Note 10)*	150	–	150	–
TOTAL NET INCOME	363	214	689	626
Less:				
Participating policyholders' net income (loss)	2	(1)	1	(3)
SHAREHOLDERS' NET INCOME	$ 361	$ 215	$ 688	$ 629
Basic earnings per share from continuing operations *(Note 5)*	$ 0.82	$ 0.51	$ 1.62	$ 1.49
Basic earnings per share *(Note 5)*	$ 0.58	$ 0.51	$ 1.33	$ 1.49
Diluted earnings per share from continuing operations *(Note 5)*	$ 0.82	$ 0.50	$ 1.62	$ 1.48
Diluted earnings per share *(Note 5)*	$ 0.58	$ 0.50	$ 1.33	$ 1.48

Consolidated Balance Sheets

	(unaudited, in millions of Canadian dollars) AS AT		
	September 30 2002	December 31 2001	September 30 2001*
ASSETS			
Bonds	$ 70,891	$ 48,077	$ 28,604
Mortgages	15,769	8,622	11,035
Stocks	4,101	4,882	4,583
Real estate	3,193	2,316	2,337
Cash, cash equivalents and short-term securities	8,169	4,809	4,486
Policy loans and other invested assets	6,865	4,558	2,588
Invested assets	108,988	73,264	53,633
Goodwill (Note 2)	5,843	2,080	145
Other assets	7,823	4,984	4,133
Total general fund assets	$122,654	$ 80,328	$ 57,911
Segregated funds net assets	$ 49,921	$ 48,544	$ 42,929
LIABILITIES AND EQUITY			
Actuarial liabilities and other policy liabilities	$ 88,344	$ 59,527	$ 36,406
Amounts on deposit	3,177	1,898	4,282
Deferred net realized gains	3,429	3,744	3,859
Other liabilities	8,743	4,661	4,378
Total general fund liabilities	103,693	69,830	48,925
Subordinated debt (Note 6)	2,019	776	773
Cumulative capital securities of a subsidiary	948	954	948
Non-controlling interests in subsidiaries (Note 6)	1,363	1,043	86
Total equity	14,631	7,725	7,179
Total general fund liabilities and equity	$122,654	$ 80,328	$ 57,911
Segregated funds contract liabilities	$ 49,921	$ 48,544	$ 42,929

* As restated (Note 2)

Approved on behalf of the Board of Directors

Donald A. Stewart
Chairman and Chief Executive Officer

Ronald W. Osborne
Director

Consolidated Statements of Equity

			(unaudited, in millions of Canadian dollars)	
			FOR THE NINE MONTHS ENDED	
	Participating		September 30	September 30
	Policyholders	Shareholders	2002	2001*
SHARE CAPITAL				
Balance, beginning of period	$ –	$ 1,100	$ 1,100	$ 795
Common shares issued, net of issuance costs and fair value of stock				
options granted as consideration for business acquisition *(Notes 3 and 7)*	–	6,329	6,329	–
Stock option compensation *(Note 2)*	–	14	14	–
Stock options exercised *(Note 7)*	–	24	24	–
Purchase and cancellation of common shares	–	–	–	(2)
Balance, end of period	–	7,467	7,467	793
RETAINED EARNINGS				
Balance, beginning of period, as previously reported	77	5,917	5,994	5,556
Change in accounting policy *(Note 2)*	–	–	–	(206)
Balance, beginning of period as restated	77	5,917	5,994	5,350
Balance of participating policyholders' account of				
Clarica Life Insurance Company at date of acquisition	(3)	–	(3)	–
Net income (loss)	1	688	689	626
Dividends on common shares	–	(207)	(207)	(152)
Purchase and cancellation of common shares	–	–	–	(33)
Balance, end of period	75	6,398	6,473	5,791
CURRENCY TRANSLATION ACCOUNT				
Balance, beginning of period	3	628	631	372
Changes for the period	–	60	60	223
Balance, end of period	3	688	691	595
Total equity	$ 78	$ 14,553	$ 14,631	$ 7,179

* As restated *(Note 2)*

Condensed Consolidated Statements of Cash Flows

	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED	
(unaudited, in millions of Canadian dollars)	September 30 2002	September 30 2001	September 30 2002	September 30 2001
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES				
Net income from continuing operations	$ 513	$ 214	$ 839	$ 626
New mutual fund business acquisition costs capitalized	(43)	(64)	(142)	(251)
Redemption fees of mutual funds	43	36	102	80
Items not affecting cash	1,413	262	3,231	713
Net cash provided by operating activities	1,926	448	4,030	1,168
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES				
Borrowed funds	(48)	(221)	(102)	(143)
Issuance of subordinated debt (Note 6)	–	–	799	–
Redemption of subordinated debt (Note 6)	–	–	(300)	–
Issuance of Sun Life ExchangEable Capital Securities-Series B (Note 6)	–	–	200	–
Issuance of common shares on exercise of stock options (Note 7)	–	–	24	–
Purchase and cancellation of common shares	–	–	–	(35)
Dividends paid on common shares	(86)	(51)	(207)	(152)
Net cash provided by (used in) financing activities	(134)	(272)	414	(330)
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES				
Sales, maturities and repayments of bonds, mortgages, stocks and real estate	13,735	4,091	29,679	12,501
Purchases of bonds, mortgages, stocks and real estate	(14,186)	(4,216)	(33,556)	(12,863)
Policy loans	(21)	(17)	(124)	(61)
Short-term securities	(1,309)	385	(399)	82
Other investments	(309)	(43)	(290)	(136)
Disposals, net of cash disposed of (Note 3)	(10)	–	(10)	–
Acquisition, net of cash acquired from continuing operations (Note 3)	–	–	2,540	–
Net cash provided by (used in) investing activities	(2,100)	200	(2,160)	(477)
Net cash provided by (used in) discontinued operations	(68)	10	54	59
Changes due to fluctuations in exchange rates	158	117	45	138
Increase (decrease) in cash and cash equivalents	(218)	503	2,383	558
Cash and cash equivalents, beginning of period	5,184	2,558	2,583	2,503
Cash and cash equivalents, end of period	4,966	3,061	4,966	3,061
Short-term securities, end of period	3,203	1,425	3,203	1,425
Cash, cash equivalents and short-term securities, end of period	$ 8,169	$ 4,486	$ 8,169	$ 4,486
Supplementary Information				
Cash and cash equivalents:				
Cash			$ 355	$ 310
Cash equivalents			4,611	2,751
			$ 4,966	$ 3,061
Cash disbursements made for:				
Interest on borrowed funds, subordinated debt and cumulative capital securities	$ 8	$ 19	$ 88	$ 104
Income taxes, net of refunds	$ 43	$ 63	$ 287	$ 227

Consolidated Statements of Changes in Segregated Funds Net Assets

	(unaudited, in millions of Canadian dollars)			
	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED	
	September 30 2002	September 30 2001*	September 30 2002	September 30 2001*
ADDITIONS (REDUCTIONS) TO SEGREGATED FUNDS				
Deposits:				
Annuities	$ 1,156	$ 940	$ 3,792	$ 4,111
Life insurance	158	32	521	286
	1,314	972	4,313	4,397
Net transfers from general funds	276	547	1,103	2,040
Net realized and unrealized gains (losses)	(5,214)	(5,774)	(10,533)	(10,958)
Other investment income	296	245	981	1,166
	(3,328)	(4,010)	(4,136)	(3,355)
DEDUCTIONS FROM SEGREGATED FUNDS				
Payments to policyholders and their beneficiaries	1,936	1,559	5,370	4,575
Management fees	141	128	428	401
Taxes and other expenses	(8)	(11)	22	18
Effect of changes in currency exchange rates	(1,715)	(1,868)	(140)	(1,745)
	354	(192)	5,680	3,249
Net additions (reductions) to segregated funds for the period	(3,682)	(3,818)	(9,816)	(6,604)
Acquisition *(Note 3)*	–	–	11,193	–
Segregated funds net assets, beginning of period, as restated *(Note 2)*	53,603	46,747	48,544	49,533
Segregated funds net assets, end of period	$ 49,921	$ 42,929	$ 49,921	$ 42,929

Consolidated Statements of Segregated Funds Net Assets

	(unaudited, in millions of Canadian dollars)		
	AS AT		
	September 30 2002	December 31 2001	September 30 2001*
ASSETS			
Segregated and mutual fund units	$ 36,799	$ 34,534	$ 27,876
Stocks	7,202	8,635	8,279
Bonds	4,791	4,049	4,840
Cash, cash equivalents and short-term securities	1,199	1,796	1,360
Real estate	243	491	787
Mortgages	146	162	340
Other assets	837	379	415
	51,217	50,046	43,897
LIABILITIES	1,296	1,502	968
Net assets attributable to segregated funds policyholders	$ 49,921	$ 48,544	$ 42,929

* As restated *(Note 2)*

Condensed Notes to the Interim Consolidated Financial Statements

(unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated)

1. Basis of Presentation

Sun Life Financial Services of Canada Inc. and its subsidiaries are collectively referred to as "Sun Life Financial" or "the Company". Sun Life Financial Services of Canada Inc. prepares its consolidated financial statements according to Canadian generally accepted accounting principles (GAAP) including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada. These interim consolidated financial statements follow the same accounting policies and methods of computation as the annual 2001 consolidated financial statements, with the exception of the changes in accounting policies as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.

2. Changes in Accounting Policies

Actuarial Liabilities: On October 1, 2001, the Company adopted the Standards of Practice for the Valuation of Policy Liabilities of Life Insurers of the Canadian Institute of Actuaries in which the policy premium method was replaced by the Canadian asset liability method. This change in accounting policy was applied retroactively and resulted in the following changes in previously reported retained earnings, currency translation account, actuarial liabilities and segregated funds net assets. The 2001 restated columns are denoted by "As restated" where presented in the interim consolidated financial statements. Net income for the three months and nine months ended September 30, 2001 was not impacted by this change in accounting policy.

	2001
Decrease in retained earnings as at January 1	$ 206
Cumulative increase in currency translation account	19
Increase in actuarial liabilities as at September 30	$ 187
Increase in segregated funds net assets as at January 1	$ 792
Increase in net additions to segregated funds for nine months ended September 30	121
Increase in segregated funds net assets as at September 30	$ 913
Increase in segregated funds net assets as at July 1	$ 884
Increase in net additions to segregated funds for three months ended September 30	29
Increase in segregated funds net assets as at September 30	$ 913

Goodwill and Other Intangible Assets: The Company adopted prospectively the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3062, Goodwill and Other Intangible Assets, on January 1, 2002. This standard requires that intangible assets with an indefinite life and goodwill not be amortized. If the goodwill had not been amortized in 2001, net income for the three months and nine months ended September 30, 2001 would have been increased by the amortization expense of $5 and $14, respectively.

This standard also requires that intangible assets with an indefinite life and goodwill be tested for impairment on an annual basis. In the first step of the goodwill impairment test, the fair value of each reporting unit is compared to its carrying value to identify if the carrying value is in excess of the fair value. In the second step of the impairment test, the fair values of the reporting units that have potential impairment are allocated to the fair values of their identifiable net assets and the remaining unallocated balances are the fair values of the goodwill. If the carrying values of the goodwill are greater than the fair values, the excesses are recorded as impairment losses.

The Company is required to perform a transitional impairment test for goodwill as at January 1, 2002. In the second quarter of 2002, the Company completed the first step of the transitional impairment test for goodwill and determined that none of the goodwill balances as at January 1, 2002 were impaired. Therefore, the second step of the transitional impairment test is not required to be performed. If any impairment losses had arisen from the transitional impairment test, they would have been recognized as a change in accounting policy and recorded as an adjustment to the opening retained earnings. Impairment losses, if any, arising from subsequent impairment tests will be charged to income. During the third quarter of 2002, the Company completed the annual impairment test for goodwill. Based on the results of the impairment test, none of the goodwill balances as at June 30, 2002 were impaired.

In addition to the goodwill amount shown on the consolidated balance sheets, goodwill of $208 as at September 30, 2002 ($120 as at September 30, 2001) for investments accounted for by the equity method is included in other invested assets. As at September 30, 2002, other intangible assets were $1,290 ($15 as at September 30, 2001).

Stock-Based Compensation and Other Stock-Based Payments: The Company adopted prospectively CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, on January 1, 2002. The new Section requires that stock-based payments to non-employees and direct awards of stocks be accounted for using the fair value method. It also requires that stock appreciation rights (SAR) to be settled in cash be recorded as liabilities for the difference between the option price and quoted market price of the stocks. SAR to be settled by equity instruments are to be measured using the fair value method or in a manner similar to the accounting for SAR settled in cash. The new Section encourages, but does not require, the use of the fair value method to account for all other stock-based transactions with employees.

In the second quarter of 2002, the Company changed its accounting policy for stock options granted to employees from the intrinsic value method to the fair value method effective January 1, 2002 on a prospective basis. Since the consolidated financial statements of the first quarter of 2002 were not materially impacted by this change in accounting policy, they were not restated. Under the fair value method, fair value of the stock options is estimated at the grant date and the total fair value of the options is amortized over the vesting periods as compensation expense with an offset to share capital. For options that are forfeited before vesting, the compensation expense that has previously been recognized in operating expenses and share capital is reversed. When options are exercised, the proceeds received by the Company are credited to share capital. The weighted average fair value of options at the grant date for the nine months ended September 30, 2002 was estimated to be $10.62 per share using the Black-Scholes option pricing model. This pricing model assumes the following weighted average information: risk-free interest rate of 5.4%, an expected life of 7 years, an expected common stock volatility of 25% and an expected dividend yield of 1.7%. The adoption of the fair value method for options granted since January 1, 2002 for purposes other than a business acquisition resulted in a reduction in net income of $14 and a reduction in basic and diluted earnings per share of $0.03 per share for the nine months ended September 30, 2002.

3. Acquisitions and Disposals

Effective July 25, 2002, the Company acquired approximately 71 million common shares of C.I. Fund Management Inc. (CI) in exchange for all the shares of Spectrum Investment Management Limited (Spectrum), a wholly-owned subsidiary of Sun Life Assurance Company of Canada, and Clarica Diversico Ltd. (Diversico), a wholly-owned subsidiary of Clarica Life Insurance Company (Clarica). The 71 million common shares of CI were valued at the weighted average price of $9.15 per share on July 24, 2002. These common shares together with the ones that were already beneficially owned by the Company as general fund assets represented a 31% economic interest in CI on July 25, 2002. The Company recorded a gain of $177 before taxes in net investment income for the sales of the two subsidiaries. Previously unrecognized net capital losses were used to fully offset the tax on the gain. CI is an independent investment management company in Canada with a wide range of investment funds and has assumed the responsibilities for the management and administration of the retail segregated funds of the Company. The Company has entered into a strategic distribution agreement giving Clarica agents and managers access to CI products. The investment is accounted for using the equity method of accounting and is included in other invested assets on the consolidated balance sheets.

The transactions are summarized below:

	Acquisition	Disposals	
	CI	Spectrum	Diversico
Net balance sheet assets acquired/disposed of:			
Invested assets acquired/disposed of	$ 23	$ 9	$ 2
Other assets acquired/disposed of	722	96	315
	745	105	317
Other liabilities acquired/disposed of	231	36	4
	$ 514	$ 69	$ 313
Consideration:			
Common shares of Spectrum and Diversico given/common shares of CI received	$ 571	$ 249	$ 322
Carrying value of CI common shares held as investments	36	–	–
Transaction and other related costs	–	7	5
	$ 607	$ 242	$ 317
Goodwill on acquisition/pre-tax gain on sale	$ 93	$ 173	$ 4
Cash and cash equivalents disposed of		$ 8	$ 2

The acquired intangible asset consists of fund management contracts of $510 that are not subject to amortization.

Effective May 29, 2002, the Company acquired all the remaining outstanding common shares of Clarica that were not already beneficially owned by the Company as general fund assets for an ascribed price of $51.28 per Clarica common share, and Clarica became a wholly-owned subsidiary of Sun Life Financial Services of Canada Inc. The business acquired includes both general and segregated funds business. Results are included in the consolidated statements of operations since the date of the acquisition. Clarica is one of the largest life insurance companies in Canada, offering a wide range of life and health insurance, wealth management products and other financial services to both individuals and corporations. After this acquisition, the Company became a market leader in the Canadian life insurance industry and expects to achieve cost synergies through economies of scale.

The acquisition was completed by way of a capital reorganization of Clarica pursuant to which holders of Clarica common shares received 1.5135 common shares of Sun Life Financial Services of Canada Inc. for each Clarica common share held. Approximately 185 million common shares of Sun Life Financial Services of Canada Inc. were issued at an ascribed price of $33.88 per share based on a volume-weighted average closing price of the common shares for the period from December 13 to 19, 2001. The common shares of Clarica that were beneficially owned by the Company as general fund assets had a carrying value of $540 at the date of acquisition. In addition, all the unvested Clarica stock options vested immediately prior to the closing date and on May 29, 2002, these Clarica stock options were exercisable to acquire approximately 5 million common shares of Sun Life Financial Services of Canada Inc. as described in Note 7. The Company recorded $48 as part of the purchase consideration and share capital, representing the fair value of the outstanding Clarica stock options based on the average share price of Clarica from December 13 to 19, 2001.

The purchase price allocation of the Clarica acquisition is summarized below.

Net balance sheet assets acquired:	
Invested assets acquired	$ 31,720
Other assets acquired	2,672
	34,392
Actuarial liabilities and other policy liabilities acquired	24,710
Amounts on deposit acquired	1,277
Other liabilities acquired	4,223
Subordinated debt (Note 6)	746
Preferred shares (Note 6)	160
	31,116
	$ 3,276
Consideration given:	
Common shares of Sun Life Financial Services of Canada Inc.	$ 6,284
Carrying value of Clarica common shares held as investments	540
Fair value of outstanding Clarica stock options	48
Transaction costs, net of taxes	57
	$ 6,929
Goodwill on acquisition	$ 3,653
Cash and cash equivalents acquired from continuing and discontinued operations	$ 2,816

The total goodwill balance of Clarica was assigned to the Canadian and U.S. segments and is not deductible for tax purposes. The acquired intangible assets include sales potential of the field force of $500 and asset administration contracts of $140 that are subject to amortization and fund management contracts of $250 and brand name of $60 that are not subject to amortization. Sales potential of the field force and asset administration contracts are amortized on a straight-line basis over the projected economic lives of 40 and 25 years, respectively. Other liabilities acquired include accruals of $306 for the elimination of duplicate systems and operations, staff reductions, employee relocation, closure of facilities and transaction costs. During the nine months ended September 30, 2002, payments of $109 were charged against these accruals. As at September 30, 2002, the remaining balance of these accruals was $197.

Effective October 31, 2001, the Company acquired all the outstanding common shares of Keyport Life Insurance Company (Keyport) and Independent Financial Marketing Group, Inc. (IFMG) as described in Note 4 of the 2001 annual consolidated financial statements. During the third quarter of 2002, adjustments were made to the purchase price allocations of Keyport and IFMG. This resulted in an increase in other assets, goodwill, actuarial liabilities and other liabilities of $119, $40, $102 and $6, respectively, and a decrease in other invested assets of $51.

SUBSEQUENT EVENT

On October 22, 2002, the Company announced that Clarica has signed a definitive agreement for the sale of Clarica U.S., Inc. (Clarica U.S.) to Midland National Life Insurance Company for approximately $452 in cash, which amount included repayment of approximately $76 of existing Clarica U.S. debt. The sale of Clarica U.S. does not include Ash Brokerage Operations or the reinsurance operations of Clarica in the United States. Subject to regulatory approval in the United States and certain conditions, the transaction is expected to close in the first quarter of 2003. As a result of this transaction, the Company expects to record a loss on the sale of Clarica U.S. in the fourth quarter of 2002 and the final amount of the loss has not yet been determined.

4. Restructuring and Other Related Charges

Following the acquisition of Clarica, the Company developed a plan to restructure the combined operations of its consolidated subsidiaries, Sun Life Assurance Company of Canada (Sun Life Assurance) and Clarica. The combined Canadian operation will be based in Waterloo, Ontario. It is anticipated that approximately 1,650 positions will be eliminated between the two companies. The Company expects the restructuring to be substantially completed by the end of fiscal year 2003. The Company recorded pre-tax restructuring costs of $212 ($147 net of taxes) related to Sun Life Assurance in the second quarter of 2002. These costs cover severance, elimination of duplicate systems, facilities and operations, and other costs related to exiting activities. In the consolidated balance sheets, other liabilities include the accruals of the restructuring costs of Sun Life Assurance, those of Clarica assumed by the Company at the date of acquisition as described in Note 3 and the transaction costs incurred for the acquisition. As at September 30, 2002, the total accruals of the restructuring and transaction costs were as follows:

| | 2002 | | |
	Accruals	Amount utilized	Ending Balance
Costs of eliminating duplicate systems	$ 136	$ 26	$ 110
Costs of eliminating duplicate operations	140	9	131
Compensation costs	146	43	103
Transaction costs	107	103	4
Costs of consolidating facilities	26	–	26
	$ 555	$ 181	$ 374

As part of the integration plan, members of the Sun Life Assurance field force were provided an opportunity to continue as career agents of Clarica. For those who accepted the offer, their commission payment pattern will be aligned with that of Clarica's agents. As a result, the actuarial liabilities were increased by a one-time adjustment of $93 to reflect the present value of enhanced future commission payments. This increase in actuarial liabilities and other pre-closing transition expenses totalling $103 before taxes ($70 net of taxes) were also included in restructuring and other related charges in the consolidated statements of operations.

5. Earnings Per Share

	For the three months ended		For the nine months ended	
	September 30 2002	September 30 2001	September 30 2002	September 30 2001
BASIC EARNINGS PER SHARE				
Shareholders' net income from continuing operations	$ 511	$ 215	$ 838	$ 629
Income (loss) from discontinued operations, net of income taxes	(150)	–	(150)	–
Shareholders' net income	$ 361	$ 215	$ 688	$ 629
Shareholders' net income excluding goodwill amortization	$ 361	$ 220 [2]	$ 688	$ 643 [2]
Weighted average number of shares outstanding (in millions)	618	421	517	421
Basic earnings per share from continuing operations	$ 0.82	$ 0.51	$ 1.62	$ 1.49
Basic earnings (loss) per share from discontinued operations	(0.24)	–	(0.29)	–
Basic earnings per share	$ 0.58	$ 0.51	$ 1.33	$ 1.49
Basic earnings per share excluding goodwill amortization	$ 0.58	$ 0.52	$ 1.33	$ 1.53
DILUTED EARNINGS PER SHARE				
Shareholders' net income from continuing operations	$ 511	$ 215	$ 838	$ 629
Less: Effect of stock options of subsidiaries[1]	1	1	3	4
Shareholders' net income from continuing operations on a diluted basis	$ 510	$ 214	$ 835	$ 625
Income (loss) from discontinued operations, net of income taxes	(150)	–	(150)	–
Shareholders' net income on a diluted basis	$ 360	$ 214	$ 685	$ 625
Shareholders' net income excluding goodwill amortization on a diluted basis	$ 360	$ 219 [2]	$ 685	$ 639 [2]
Weighted average number of shares outstanding (in millions)	618	421	517	421
Add: Options of Sun Life Financial Services of Canada Inc. [1],[3],[4]	–	1	–	–
Weighted average number of shares outstanding on a diluted basis (in millions)	618	422	517	421
Diluted earnings per share from continuing operations	$ 0.82	$ 0.50	$ 1.62	$ 1.48
Diluted earnings (loss) per share from discontinued operations	(0.24)	–	(0.29)	–
Diluted earnings per share	$ 0.58	$ 0.50	$ 1.33	$ 1.48
Diluted earnings per share excluding goodwill amortization	$ 0.58	$ 0.52	$ 1.33	$ 1.52

[1] The effect of stock options is calculated based on the treasury stock method requirements which assume that any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period.

[2] Goodwill amortization of $5 and $14 for the three months and nine months ended September 30, 2001, respectively, was added back to shareholders' net income for the calculation of basic and diluted earnings per share excluding goodwill amortization.

[3] Clarica stock options have been included in the calculations of the diluted earnings per share and diluted earnings per share excluding goodwill amortization for the three and nine months ended September 30, 2002, as they are exercisable to acquire common shares of Sun Life Financial Services of Canada Inc.

[4] Options to purchase approximately 11 million shares of Sun Life Financial Services of Canada Inc. at the average exercise price of $31.35 per share were outstanding as at September 30, 2002. However, they were not included in the diluted earnings per share calculations, because their exercise prices were greater than the average market price of the common shares.

6. Changes in Non-Equity Capital

The Company has the following non-equity capital as at:

	September 30 2002	December 31 2001	September 30 2001
Subordinated debt	$ 2,019	$ 776	$ 773
Cumulative capital securities of a subsidiary	$ 948	$ 954	$ 948
Sun Life ExchangEable Capital Securities – Series A and B [1]	$ 1,150	$ 950	$ –
Preferred shares [1]	$ 160	$ –	$ –

[1] These securities are classified as non-controlling interests in subsidiaries in the consolidated balance sheets.

The changes in non-equity capital arose during the nine months ended September 30, 2002 primarily due to the acquisition of Clarica and the financing transactions of the Company. The above table includes the subordinated debt ($746) and the preferred shares ($160) of Clarica as disclosed in Note 3. These amounts represent the fair values at the date of acquisition. The Company's financing transactions during 2002 are described below.

On June 25, 2002, the Company issued $800 subordinated debentures for $799. Interest on the subordinated debentures will be payable semi-annually at an annual rate of 6.15% until June 30, 2012. The first interest payment will be made on December 31, 2002. From June 30, 2012 to the maturity date of June 30, 2022, interest will be payable quarterly at an annual rate of 1.54% over the 90-day Bankers' Acceptance average bid rate for each quarterly interest period. Subject to certain conditions, the Company may redeem the subordinated debentures before the maturity date of June 30, 2022. The proceeds of this offering were used for general corporate purposes, including investments in subsidiaries.

On June 25, 2002, Sun Life Capital Trust (Trust), a controlled trust of the Company, issued $200 of non-voting Sun Life ExchangEable Capital Securities – Series B (SLEECS Series B) which qualify as capital for Canadian regulatory purposes. Holders of the SLEECS Series B are entitled to receive a semi-annual non-cumulative fixed cash distribution of $35.465 per SLEECS Series B, representing an annual yield of 7.093% of the one thousand dollar initial issue price, payable out of the Trust's net distributable funds. The SLEECS Series B are subject to terms that are similar to those of the prior Sun Life ExchangEable Capital Securities Series A offering. The proceeds of this offering were used for general corporate purposes, including investments in subsidiaries.

On December 19, 2001, the Company notified the holders of the 8.49% capital debentures of its intention to redeem the $300 principal amount of debentures before the maturity date of July 28, 2005. The redemption premiums of $30, net of taxes of $7, were recorded in 2001. The redemption of the capital debentures was completed on January 28, 2002.

7. Stock-Based Compensation

At the Annual and Special Meeting on April 25, 2001, shareholders of Sun Life Financial Services of Canada Inc. approved the Executive Stock Option Plan, the Director Stock Option Plan and the Senior Executives' Deferred Share Unit Plan effective March 30, 2001. Information concerning these stock option and deferred share unit plans is included in Note 27 of the 2001 annual consolidated financial statements.

As described in Note 3, all of the Clarica stock options vested immediately prior to the closing date of the acquisition and each unexercised Clarica stock option outstanding on May 29, 2002 became exercisable to acquire common shares of Sun Life Financial Services of Canada Inc. These Clarica stock options are presented with those of Sun Life Financial Services of Canada Inc. in the following tables.

The activities in the stock option plans for the nine months ended September 30 are as follows:

	2002			2001		
	Number of stock options	Weighted average exercise price		Number of stock options	Weighted average exercise price	
Balance, January 1	5,545,000	$ 29.87		–	$	–
Granted	4,467,100	$ 33.16		5,289,300	$	29.53
Granted as consideration for business acquisition (Note 3)	4,502,927	$ 24.78		–	$	–
Exercised	1,062,378	$ 22.83		–	$	–
Forfeited	566,204	$ 30.86		79,100	$	29.49
Balance, September 30	12,886,445	$ 29.75		5,210,200	$	29.53
Exercisable, September 30	4,204,920	$ 26.14		2,000	$	31.00

The stock options outstanding and exercisable as at September 30, 2002, by exercise price, are as follows:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number of stock options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of stock options	Weighted average exercise price
$19.05 to $25.28	1,873,937	7.97	$ 21.16	1,873,937	$ 21.16
$27.09 to $29.49	5,035,679	8.51	$ 29.35	1,051,604	$ 28.80
$31.00 to $33.53	5,850,929	9.31	$ 32.74	1,277,404	$ 31.27
$36.50 to $38.50	125,900	9.16	$ 36.63	1,975	$ 38.50
	12,886,445	8.80	$ 29.75	4,204,920	$ 26.14

8. Segmented Information

The Company has six reportable segments: SLF Canada, SLF United States, M.F.S., SLF United Kingdom, SLF Asia and other. These reportable segments reflect the Company's management structure and internal financial reporting. Each of these segments has its own management and all of these segments operate in the financial services industry. They derive their revenues principally from wealth management operations (mutual funds, investment management, annuities, trust operations and banking), protection services (life and health insurance) and other (primarily investments of a corporate nature and earnings on capital not attributed to the strategic business units).

Other operations include those operations for which management responsibility resides in head office. As the Company's accident and health reinsurance business has been discontinued, revenue and net income (loss) from continuing operations do not include these results. However, the assets of the discontinued operation are included in other operations' assets. Net income (loss) from continuing operations in this category is shown net of certain expenses borne centrally. Transactions occurring between segments consist primarily of internal financing agreements. Inter-segment transactions are measured at market values prevailing when the arrangements were negotiated. Inter-segment revenue for the three and nine months ended September 30, 2002 consists of interest of $83 and $220, respectively ($36 and $104, respectively, in 2001) and fee income of $15 and $55, respectively ($17 and $32, respectively, in 2001).

| | | United States | | United | | | | Consolidation | | |
	Canada	Sun Life	M.F.S.	Kingdom	Asia		Other	Adjustments		Total
				RESULTS BY SEGMENT FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002						
REVENUE	$ 2,059	$ 2,983	$ 457	$ 395	$ 161	$ 245	$ (98)		$ 6,202
NET INCOME (LOSS) FROM									
CONTINUING OPERATIONS	$ 174	$ 102	$ 39	$ 34	$ 6	$ 158	$ –		$ 513

| | | United States | | United | | | | Consolidation | | |
	Canada	Sun Life	M.F.S.	Kingdom	Asia		Other	Adjustments		Total
				RESULTS BY SEGMENT FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2001						
REVENUE	$ 896	$ 1,528	$ 541	$ 449	$ 107	$ 58	$ (53)		$ 3,526
NET INCOME (LOSS) FROM									
CONTINUING OPERATIONS	$ 50	$ 55	$ 58	$ 37	$ 3	$ 11	$ –		$ 214

| | | United States | | United | | | | Consolidation | | |
	Canada	Sun Life	M.F.S.	Kingdom	Asia		Other	Adjustments		Total
				RESULTS AND ASSETS BY SEGMENT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002						
REVENUE	$ 4,364	$ 9,667	$ 1,538	$ 1,396	$ 469	$ 387	$ (275)		$ 17,546
NET INCOME (LOSS) FROM									
CONTINUING OPERATIONS	$ 330	$ 273	$ 144	$ 142	$ 12	$ (62)	$ –		$ 839
ASSETS									
General fund assets	$ 49,763	$ 54,071	$ 1,443	$ 12,140	$ 2,051	$ 3,805	$ (619)		$122,654
Segregated funds net assets	$ 18,141	$ 25,047	$ –	$ 6,731	$ 2	$ –	$ –		$ 49,921
Other assets under management	$ 17,989	$ 2,690	$169,623	$ –	$ 71	$ –	$(15,999)		$174,374

| | | United States | | United | | | | Consolidation | | |
	Canada	Sun Life	M.F.S.	Kingdom	Asia		Other	Adjustments		Total
				RESULTS AND ASSETS BY SEGMENT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001*						
REVENUE	$ 2,858	$ 5,304	$ 1,731	$ 1,544	$ 316	$ 187	$ (136)		$ 11,804
NET INCOME (LOSS) FROM									
CONTINUING OPERATIONS	$ 152	$ 132	$ 181	$ 126	$ 21	$ 14	$ –		$ 626
ASSETS									
General fund assets	$ 17,627	$ 18,352	$ 1,753	$ 14,693	$ 1,737	$ 3,741	$ 8		$ 57,911
Segregated funds net assets	$ 7,842	$ 25,004	$ –	$ 10,083	$ –	$ –	$ –		$ 42,929
Other assets under management	$ 22,929	$ 1,682	$192,238	$ 2,856	$ 15	$ –	$(21,362)		$198,358

* As restated (Note 2)

9. Loans Securitization

On February 19, 2002, the Company sold commercial mortgages with a carrying value of $497 to a trust which subsequently issued securities backed by the commercial mortgages. The Company was retained to service and administer the mortgages and also retained a subordinated investment in the issued securities. This transaction resulted in a gain of approximately $28 before taxes which was included in deferred net realized gains. In determining the gain on sale of the commercial mortgages, the carrying value of the mortgages sold was allocated between the portion sold and the portion retained based on their relative fair values on the date of sale. These fair values were based on the quoted market prices from an independent source.

10. Provisions for Certain Contingencies

REINSURANCE MATTERS

The Company discontinued its accident and health reinsurance business in 1999. For the nine months ended September 30, 2002, the loss from discontinued operations, net of taxes, was $150, resulting from an increase in actuarial liabilities. Clarica also discontinued its accident and health reinsurance business prior to being acquired by the Company, but Clarica's life retrocession and financial reinsurance lines of business were continued by the Company after the date of the Clarica acquisition and the results of these reinsurance lines of business are included in the Canadian segment. As at September 30, 2002, the actuarial liabilities and provisions of the discontinued business remaining with the Company amount to $1,308 ($709 as at September 30, 2001). Certain of the arrangements in the reinsurance business remaining with the Company are subject to litigation or arbitration. The liabilities of the Company under these arrangements are subject to measurement uncertainty, but they are not expected to have a material adverse effect on the consolidated financial position of the Company.

UNICOVER AND SUBSEQUENT EVENT

The Company has been engaged in an arbitration proceeding in the United States with Cragwood Managers, LLC (formerly Unicover Managers, Inc.) and the members of the Unicover reinsurance pool in respect of certain contracts of reinsurance of accident and health insurance components of workers' compensation insurance policies written by U.S. insurers. The arbitration hearing concluded in early August 2002 and the Arbitration Panel rendered a decision on October 8, 2002. The Arbitration Panel's decision is confidential.

The Company is also engaged in arbitration proceedings in the United States and in England with certain of the companies that have contracts to provide reinsurance to the Company. Those contracts would provide coverage for Unicover-related claims (as well as certain non-Unicover claims). Those companies are disputing their obligation to provide coverage to the Company under their respective contracts of reinsurance. Other reinsurers of the Company may institute similar proceedings.

The Company established provisions of $150 after taxes during 1999 in connection with the Unicover business. Since establishing the provision, the Company has achieved certain settlements in connection with the Unicover related claims. The remaining provision is consistent with the Company's assessment of its liabilities following the decision of the Arbitration Panel.

PROVISIONS IN THE UNITED KINGDOM

In the United Kingdom, the life insurance industry is being required to compensate certain policyholders under the Financial Services Authority guidelines on sales of pension products. The compensation is for sales which occurred from 1988 to 1994. These guidelines were significantly expanded for the second phase of required compensation, which required the entire industry to significantly increase its provisions. The Financial Services Authority is continuing to provide more specific guidance for this compensation. The liability has been determined by the use of estimates derived from the regulatory guidance or the Company's prior experience. There was no increase in the provisions for the first nine months of 2002 and 2001 and the total cost since inception is $1,176. During the first nine months of 2002, the Company paid compensation of $258 ($132 in the first nine months of 2001), for total compensation payments since inception of $938. At September 30, 2002, the Company had provisions of $86 ($419 as at September 30, 2001) for future compensation payments and related expenses.

In 1998, the Company significantly increased its actuarial liabilities in connection with certain annuities with minimum annuity rates issued prior to 1994 by Confederation Life (U.K.) in the United Kingdom. At September 30, 2002, the actuarial liabilities for these annuities were $279 ($243 as at September 30, 2001, as restated due to the adoption of the Canadian asset liability method). The Company has instituted a hedging program with the objective of limiting losses that would otherwise arise upon further declines in interest rates in the United Kingdom. This program provides a substantial, although not complete, hedge against declines in interest rates. There can be no certainty that additional liabilities will not be incurred in the future as a result of interest rate changes or other factors.

LEGAL PROCEEDINGS

Sun Life Financial is engaged in litigation arising in the ordinary course of business. None of this litigation is expected to have a material adverse effect on the consolidated financial position of the Company.

11. Comparative Figures

Certain comparative figures have been restated to conform with the presentation adopted in 2002.

Corporate, Investor Relations and Shareholder Information

CORPORATE OFFICE

Sun Life Financial Services of Canada Inc.
150 King St. West
Toronto, Ontario
Canada M5H 1J9
Tel: (416) 979-9966
www.sunlife.com

INVESTOR RELATIONS

For financial analysts, portfolio managers and institutional investors requiring financial information, please contact:
Thomas R. Rice,
Vice-President, Investor Relations
Tel: (416) 204-8163
Fax: (416) 597-9108
investor.relations@sunlife.com

SHAREHOLDER SERVICES

For shareholder account inquiries please contact the Transfer Agent according to the information on the next page. For shareholder related matters please contact:
Jo-Anne Archibald,
Director, Shareholder Services
Fax: (416) 598-3121
English: shareholderservices@sunlife.com
French: servicesauxactionnaires@sunlife.com

SUN LIFE FINANCIAL CONTACT LIST

For information about the Sun Life Financial group of companies, corporate news, financial results, your insurance policies (including change of address for your policy), or to receive investor publications please contact:

Canadian Operations
Toronto Office
225 King St. West
Toronto, Ontario
Canada M5V 3C5
Tel: (416) 408-7500
Call Centre:
1 800 SUN-LIFE/1 800 786-5433
Outside of Canada: (506) 862-2197
Mon. to Fri. 8:00 a.m. – 8:00 p.m.
www.sunlife.ca

Waterloo Office
Customer Service Centre
Clarica Life Insurance Company
227 King Street South
P.O. Box 1601, STN Waterloo
Waterloo, Ontario
Canada N2J 4C5
Call Centre:
English: 1 888 864-5463
French: 1 888 456-2843
Mon. to Fri. 7:00 a.m. – 8:00 p.m.
www.clarica.com

Montreal Office
1155 Metcalfe Street
Montreal, Quebec
Canada H3B 2V9
Tel: (514) 866-6411
Call Centre:
1-800 SUN-LIFE/1 800 786-5433
Outside of Canada: (506) 862-2197
Mon. to Fri. 8:00 a.m. – 8:00 p.m.
www.sunlife.ca

United States Operations
One Sun Life Executive Park
Wellesley Hills, Massachusetts
U.S.A. 02481
Tel: (781) 237-6030
Call Centre: 1 888 891-8145
Mon. to Fri. 8:00 a.m. – 8:00 p.m.
www.sunlife-usa.com

United Kingdom Operations
Basing View, Basingstoke
Hampshire
United Kingdom RG21 4DZ
Tel: (0870) 160 5040
Call Centre: (0870) 164 6060
Mon. to Fri. 8:00 a.m. – 8:00 p.m.
www.sunlifeofcanada.co.uk

Asian Operations
Regional Headquarters
2008 Two Pacific Place
88 Queensway
Hong Kong, China
Asian Call Centre: (852) 2103-8988
Mon. to Fri. 9:00 a.m. – 6:00 p.m.
www.sunlife.com.hk

Hong Kong
Rm 901-902 9/F Paliburg Plaza
68 Yee Wo Street
Causeway Bay, Hong Kong, China
Tel: (852) 2103-8188
Mon. to Fri. 9:00 a.m. – 6:00 p.m.
www.sunlife.com.hk

Indonesia
PT Sun Life Financial Indonesia
World Trade Centre, 8th Floor
JL Jend. Sudirman Kav 29-31
Jakarta, Indonesia 12920
Tel: (021) 521-1428

India
Birla Sun Life Asset Management
Company Limited
Ahura Centre Tower A
2nd Floor, 96 A-D
Mahakali Caves Road, Andheri (E)
Mumbai, India – 400 093
Tel: (022) 832-6000
www.birlasunlife.com

People's Republic of China
Beijing Representative Office
Bright China Chang An Building
Suite 1010, Tower A
No.7 Jianguomennei Dajie
Beijing, People's Republic of China
100005
Tel: (8610) 6510-2783

Philippines
12th Floor, The Enterprise Centre
Tower 2
6766 Ayala Avenue cor.
Paseo de Roxas
Makati City, Philippines
Tel: (632) 886-6188
Call Centre: (632) 849-9888
Mon. to Fri. 8:00 a.m. – 6:00 p.m.
www.sunlife.com.ph

TRANSFER AGENT

For information on your Sun Life Financial Services of Canada Inc. shareholdings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian office.

Canada and the United States

CIBC Mellon Trust Company
PO Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9
Within North America:
Tel: 1 877 224-1760 (English)
        1 888 290-0048 (French)
Outside of North America:
Tel: (416) 348-9412
Fax: (416) 643-5501
Mon. to Fri. 8:30 a.m. – 6:00 p.m.
inquiries@cibcmellon.com
www.cibcmellon.com

United Kingdom

Capita IRG Plc
Bourne House
34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU
Within the U.K.:
Tel: (0845) 602 1587
Outside the U.K.:
Tel: +44 20 8639 2064
Mon. to Fri. 9:00 a.m. – 5:00 p.m.
ssdblueco@capita-irg.com
www.capita-irg.com

Philippines

The Hongkong and Shanghai Banking
Corporation Limited
30/F The Discovery Suites
#25 ADB Avenue
Ortigas Centre, Pasig
Metro Manila, Philippines
From Metro Manila:
Tel: (632) 683-2601
From the Provinces:
Tel: 1 800 1 888-2422
Mon. to Fri. 9:00 a.m.– 5:30 p.m.
www.hsbc.com.ph

Hong Kong

Computershare Hong Kong Investor
Services Limited
Rooms 1901-1905, 19th Floor
Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong, China
Tel: (852) 2862-8628
Mon. to Fri. 9:00 a.m. – 5:30 p.m.
Sat. 9:00 a.m. – 12:30 p.m.
hkinfo@computershare.com.hk
www.computershare.com

DIVIDENDS

Subject to the approval of the Board of Directors, dividends are expected to be paid at the end of each calendar quarter.

STOCK EXCHANGE LISTINGS

Ticker Symbol: SLC. Effective November 14, 2002 the ticker symbol will be changed to SLF. Sun Life Financial Services of Canada Inc., common shares are listed on the Toronto (TSX), New York (NYSE), and Philippine (PSE) stock exchanges.

As of October 31, 2002 there were 618,341,648 outstanding common shares, which are the only voting securities.



Sun Life Financial Services of Canada Inc.
150 King Street West
Toronto, Ontario
Canada M5H 1J9

www.sunlife.com